UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

AXESSTEL, INC.

(Full Name of Registrant)

6815 Flanders Drive, Suite 210

San Diego, California 92121

(Address of Principal Executive Office)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were unable to file our quarterly report on Form 10-Q for the period ended September 30, 2013 within the prescribed time because we needed additional time to make meaningful and accurate disclosures related to recent developments. We expect to file our report on Form 10-Q within the next 5 calendar days.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick Gray, Chief Executive Officer	(858) 625-2100
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in our Current Report on Form 8-K filed on October 17, 2013, our revenues for the third quarter of 2013 were approximately $300,000. Our operating expenses for the third quarter were consistent with the third quarter of 2012, resulting in a significant net loss for the quarter. In addition, we expect to incur significant bad debt expense related to past due receivables from the MEA region during the third quarter of 2013, which will further increase the net loss.

Subsequent to the end of the quarter, we completed a reduction in force and reduced other operating expenses. We expect to incur approximately $600,000 in severance costs during the fourth quarter of 2013 related to termination benefits associated with the reduction in force that we expect to pay over the next twelve months. Overall, the reductions are expected to result in annual anticipated cost savings in excess of $5 million.

AXESSTEL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2013	By:	/s/ Patrick Gray Name: Patrick Gray Title: Chief Executive Officer